                                1-11432; 1-11436
                     --------------------------------------
                                 SEC FILE NUMBER


                              344126990; 000344126
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                                  CUSIP NUMBER



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q [ ] Form N-SAR For Period Ended: March 29, 1998

            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:      N/A

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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.
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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                              N/A
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Part I-Registrant Information
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         Full Name of Registrant:
                     Foamex L.P. and Foamex Capital Corporation

         Former Name if Applicable:
                     N/A

         Address of Principal Executive Office (Street and Number):
                     1000 Columbia Avenue

                  City, State and Zip Code
                        Linwood, PA 19061



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Part II-Rules 12b-25 (b) and (c)
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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III-Narrative
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State below in reasonable  detail the reasons why Form 10-K,  20-F,  11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

      On February 27, 1998, Foamex International Inc. ("Foamex International") and certain of its affiliates engaged in a series of transactions (collectively, the "GFI Transaction") designed to simplify Foamex International's corporate structure and to provide future operational flexibility. On March 16, 1998, Trace International Holdings, Inc. ("Trace") offered to purchase all of the shares of Foamex International's common stock not otherwise owned by Trace or its subsidiaries (the "Trace Offer"). The GFI Transaction and the Trace Offer have required a substantial time commitment from the employees of Foamex International and its subsidiaries. Due to the time spent by such employees working on these transactions, the registrants' Form 10-Q for the fiscal quarter ended March 29, 1998 could not be filed within the prescribed time period without unreasonable effort or expense.

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                                      -2-
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Part IV-Other Information
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      (1) Name and telephone number of person to contact in regard to this notification

R. Allen Baker                     610                        859-3129
-----------------------       --------------------          --------------------
(Name)                           (Area Code)                 (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [x] Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                                  [ ] Yes [x] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   Foamex L.P.
                    ----------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 5/14/98                          By: /s/ R. Allen Baker
      -------------------------            -------------------------------
                                           Name:  R. Allen Baker
                                           Title: Vice President and Chief
                                                  Accounting Officer of FMXI,
                                                  Inc., its General Partner

                           Foamex Capital Corporation.
                    ----------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 5/14/98                          By: /s/ R. Allen Baker
      -------------------------            -------------------------------
                                           Name:  R. Allen Baker
                                           Title: Vice President and Chief
                                                  Accounting Officer